Filed by: QLT Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Atrix Laboratories, Inc.
Commission File No. 0-18231

The following is a new series of slides to be used for investor presentations scheduled on or after September 7, 2004, in connection with QLT Inc.’s (“QLT”) proposed acquisition of Atrix Laboratories, Inc. (“Atrix”).

Two Emerging Companies Together Create World Class, Leading Profitable Biopharmaceutical Company

Forward-Looking Statements Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements include statements relating to QLT's future financial and operating results and its proposed acquisition of Atrix, including our expectation that the acquisition will be successfully completed, anticipated revenue, dilution and/or accretion, earnings per share, approval of products, scope of research and development commitments, timing of closing, execution of integration plans and management and organization structure resulting from the proposed acquisition. Words such as "expects," "anticipates," "intends," "plans," "will," "believes," "seeks," "estimates," "should," "may," "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements, including, but not limited to, the ability of the companies to obtain shareholder and regulatory approvals for the transaction or the risk that the proposed acquisition fails to close due to closing conditions not being satisfied, prevailing conditions in the capital markets or for any other reason, the reaction of customers, suppliers, marketing and collaboration partners and other third parties to the proposed acquisition and the risk that the businesses of the two companies suffer due to uncertainty, the potential inability of the two parties to successfully execute their integration strategies, the diversion of management's time on acquisition-related issues, uncertainties regarding the two companies' future operating results, the risk that future sales of Visudyne(r) and Eligard may be less than expected, currency fluctuations in QLT's primary markets, uncertainty and timing of pricing and reimbursement relating to Visudyne(r), uncertainty regarding the outcome of the pending patent and securities litigation against QLT, the timing, expense and uncertainty associated with the regulatory approval process for products, the safety and effectiveness of the two companies' products and technologies, the ability of the companies' marketing partners to successfully market their respective products, Atrix's expectation of receiving royalties on sales of its products and its plans to manufacture certain of its products at its facility in Fort Collins, Colorado, the timing of new product launches by QLT, Atrix or their competitors, general competitive conditions within the biotechnology and drug delivery industry and general economic conditions, and other risks that are described in QLT's Annual Report on Form 10-K filed with the SEC on March 12, 2004, and its filings with Canadian securities regulatory authorities, or described in Atrix's Annual Report on Form 10-K filed with the SEC on March 3, 2004. Forward looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.

Forward-Looking Statements Additional Information In connection with QLT' s proposed acquisition of Atrix, QLT intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., 887 Great Northern Way, Vancouver, B.C., Canada, Attn: [Investor Relations]. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., 2579 Midpoint Drive, Fort Collins, CO, Attn: Investor Relations. QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the acquisition. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT's 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

QLT - Building on a Successful Biotech Story Biotech Story Biotech Story Global leader in ophthalmology with blockbuster product Strong product development and regulatory capabilities Expertise in photodynamic therapy Emergence of pipeline (QLT-0074/ILK) Focused on core therapeutic areas Ophthalmology, Oncology, Dermatology, Urology Strong financial track record

ATRIX - A Uniquely Attractive Opportunity Multiple Revenue Streams Broad pipeline Flexible drug delivery platform technologies including potential ocular delivery system Key external strategic partnerships Strong manufacturing and formulation capabilities Focused on core therapeutic areas Urology, Oncology, Dermatology Strong financial track record

The Vision: Creation of a World-Class, Fully-Integrated Biopharmaceutical Co. Atrix QLT Creates expertise in four core therapeutic areas Multiple near-and-long-term value drivers Robust Pipeline Multiple platform technologies Ability to develop commercial organization to market proprietary products Strong balance sheet Risk diversification Combined Company

Transaction Rationale Broadens Marketed Product Portfolio and Diversifies Revenue Stream Visudyne Eligard Generic Dermatology Business Fills Near and Mid-term Pipeline Strong Therapeutic Fit Dermatology Oncology/Urology Ophthalmology Provides Validated Drug Delivery Technologies Flexible Platform for Future High Value Therapeutics High POS Projects Products Pipeline Platform Fulfilling Strategic Imperatives

Key Revenue Driver: Visudyne(r) in AMD Launched 2000 Only approved therapy for wet AMD Approved in 72 countries/expanded label in 56 countries (PM/OHS) Strong IP in US and EU for Visudyne(r) with photodynamic therapy 2004 Expected Sales: $430-$455M Commercialized and developed with Novartis; 50:50 alliance and profit share Commercialization WW

Global AMD Market 500,000 new cases of wet AMD every year Minimally Classic Predominantly Classic Occult 35% 175K pts 25% 125K pts 40% 200K pts

Global AMD Market Potential - Current Minimally Classic Predominantly Classic Occult Reimbursement Japan Europe USA 35% 175K pts 25% 125K pts 40% 200K pts

Eligard - Significant Revenue Driver Family of extended release leuprolide acetate products for palliative treatment of advanced prostate cancer 1-mo, 3-mo, 4-mo forms launched '02/'03 Competes in a WW market, which exceeds $1.5B Strong IP in US, EU, JPN Sanofi-Synthelabo markets; Atrix earns royalties and manufacturing margins Yamanouchi markets; Atrix earns royalties and manufacturing margins Sosei markets; Atrix earns royalties and manufacturing margins Commercialization Commercialization Commercialization US Europe Japan

Eligard Competitive Advantages Eligard(r) Zoladex(r) Lupron(r) Small injection volume/needle size Subcutaneous vs IM Innovative delivery

Eligard(r) - Global Market Opportunity 2003 WW market > $1.56B Germany France Italy Spain UK US Japan 111 58 52 29 27 854 432 Eligard currently marketed US Germany Canada South America Australia Eligard near future markets Japan France Italy Spain UK LHRH Market : 220,900 new cases each year U.S. market = $800 million Europe / Japan = $500 million each Excellent sales growth: Dedicated urology sales force: 130 sales reps and managers Additional consumer awareness campaign planned for 2004 Marketing Eligard(r)

Generic Dermatology Business 50/50 Joint Venture with SANDOZ, division of Novartis Leverages experience in manufacturing and formulation 6 ANDA's approved this year 5 currently marketed 4 ANDA's under review at FDA Provides near-term diversification of revenue and potential for meaningful future earnings contribution High barrier to entry in topical generic business

Transaction Rationale Broadens Marketed Product Portfolio and Diversifies Revenue Stream Visudyne Eligard Generic Dermatology Business Fills Near and Mid-term Pipeline Strong Therapeutic Fit Dermatology Oncology/Urology Ophthalmology Provides Validated Drug Delivery Technologies Flexible Platform for Future High Value Therapeutics High POS Projects Products Pipeline Platform Fulfilling Strategic Imperatives

Eligard – 6 Month Formulation

- NDA filed
- Approval anticipated Q1'05
- First to market with expected 6-9 month lead over competition
- Competitive advantage of the unique 6-month formulation
- By 2008 to be lead product of Eligard family


Eligard®
(leuprolide acetate for injectable suspension)

Commercialization

US	Sanofi-Synthelabo markets; Atrix earns royalties and manufacturing margins
Europe	Yamanouchi/MediGene markets; Atrix earns royalties and manufacturing margins
Japan	Sosei/Nippon-Organon markets; Atrix earns royalties and manufacturing margins

US Eligard Product Sales Mix May'02 Jun'02 Jul'02 Aug'02 Sep'02 Oct'02 Nov'02 Dec'02 Jan'03 Feb'03 Mar'03 Apr'03 May'03 Jun'03 Jul'03 Aug'03 Sep'03 Oct'03 Nov'03 Dec'03 Jan'04 Feb'04 4Month 0 0 0 0 0 0 0 0 0 0 59 67 73 72 69 69 69 72 67 67 68 67 3 Month 0 0 0 0 83 85 89 88 92 90 36 28 22 24 27 26 26 24 28 28 28 30 1 Month 100 100 100 100 17 15 11 12 8 10 5 5 5 5 4 4 4 4 5 5 4 3 * Source: IMS data: Nat. Sales Persp & NDTI

Atrisone - ACNE Treatment Topical gel formulation of dapsone Dual anti-microbial/anti-inflammatory properties Power of a systemic / safety of a topical Undergone extensive clinical trials NDA filed in Q3 for treatment of mild to moderate acne Collaboration with Fujisawa Developing Rosacea indication Acne Fujisawa to market; Atrix earns royalties and manufacturing margins Rights Retained Rights Retained Commercialization US Europe ROW

QLT0074 Clinical Program: BPH Product: QLT0074 - proprietary second generation photosensitizer (injection) Indication: Benign Prostatic Hyperplasia (BPH), a form of prostate disease Status: Phase I/II ongoing (27 patients, 7 clinical sites) Less invasive than current surgical treatments Affects approximately 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide Commercialization Rights Retained WW

Pipeline: QLT0074 other indications: Product: QLT0074 - proprietary second generation photosensitizer (topical) Indication: Androgenetic Alopecia, male pattern baldness Status: Phase II ongoing (96 patients, 3 clinical sites) clinical sites) clinical sites) clinical sites) clinical sites) clinical sites) clinical sites) Commercialization Rights Retained WW AGA Product: QLT0074 - proprietary second generation photosensitizer (topical) Indication: Moderate to Severe Acne ACNE Treatment

Commercialization Rights Retained WW Atrigel-Octreotide Extended-release proprietary octreotide products Sandostatin WW 2003 sales: $690M Rapid therapeutic response Phase I for carcinoid tumor Potential in diabetic retinopathy indication Competitive advantage High bioavailability Small volume, less painful, no muscle damage or scarring Unique 3-month formulation under development INDA filed on the 1-month product Patent protection expected up to 2020 and beyond

Multiple Growth Drivers Ocular Visudyne Urology Oncology Eligard Multiple Products Dermatology

Transaction Rationale Broadens Marketed Product Portfolio and Diversifies Revenue Stream Visudyne Eligard Generic Dermatology Business Fills Near and Mid-term Pipeline Strong Therapeutic Fit Dermatology Oncology/Urology Ophthalmology Provides Validated Drug Delivery Technologies Flexible Platform for Future High Value Therapeutics High POS Projects Products Pipeline Platform Fulfilling Strategic Imperatives

Atrigel Drug Delivery Platform Superior Technology for Extended Delivery of Peptides and Small Molecules Injected as a liquid Rapidly solidifies in tissues Usually applied by subcutaneous injection with syringe and needle Small needle and low injection volume Releases drug for weeks to months Complete bio-absorption Patents extend through 2016 in US Attractive COGS

Atrigel Drug Delivery Platform: Strategic Alliances

Non-exclusive access to Atrix's drug delivery technologies to develop new compounds or reformulate existing compounds

Bone regeneration – Phase I complete

- First in class product
- EP2 receptor-selective Prostaglandin E_2 agonist formulated in Atrigel
- Directly injected into fractures, speeds healing
- Significant increases in bone density/mineralization at fracture site
- Atrigel system necessary for localized delivery

- **Signed multiple compound feasibility agreement March 2004**

Other Large Pharmaceutical Partnerships

- **Several additional partnerships signed and undisclosed**

Atrigel Platform – Present & Future

QLT Inc. ATRIX



Current Internal Programs

$PYY_{3\text{-}36}$ (obesity)
- gut peptide that reduces appetite and food intake
- Obese subjects NOT resistant to anorectic effects

Risperidone (antipsychotic)
- Potential improved release kinetics vs. Risperdal Consta

GHRP-1 (growth promotion)
- growth hormone releasing peptide-1
- Potential indications: short stature, cachexia, muscle wasting

MICRaS (locally-advanced tumors)
- ^{125}IUDR (thymidine analogue) delivered in Atrigel
- Incorporates into DNA and emits radiation destroying cell



New Product Opportunities

Small Molecule Delivery:
- including; steroids, NSAIDs, nucleoside analogues

Protein/Peptide Delivery:
- including; interferons, mAbs

Potential Ocular Platform:
- Preclinical ocular safety studies performed in animals
- Successful formulations of steroids already achieved

Combined Company Products & Pipeline

QLT Inc. | ATRIX

■ QLT ■ ATRIX

	Pre-Clinical	Phase I	Phase II	Phase III	NDA	Market
Ocular						
	Atrigel Intra-Ocular Delivery			Visudyne *MC, Occult*		Visudyne *PC, MC, Occult*
Oncology/Urology						
	ILK MICRaS	Octreotide *Carcinoid Synd.*	0074 *BPH*		Eligard *6 mos.*	Eligard *1, 3, 4 mos.*
Dermatology						
	0074 *Acne Topical Anti-psoriatic*		0074 *AGA*		Atrisone *Acne*	Sandoz Partnership
Opportunistic						
	PYY Risperidone GHRP-1		*Bone Regeneration*

Transaction Drivers Operations Financial Strong therapeutic fit and complementary skills and assets Operational expansion bringing together strong manufacturing and formulation capabilities Broad reaching deal with an attractive financial profile (accretive in 2006) Brings multiple revenue streams and broadens pipeline; reduces risk associated with being a single-product company Flexible platform technologies with potential for pipeline expansion through internal development and external strategic partnerships Products Pipeline Platform

Manufacturing Capabilities Well-equipped 60,000 sq.ft facility for commercial manufacture of large volume topicals and the Eligard/Atrigel products Sterile portion of the facility is brand new, capable of producing lyophilized products such as sterile small volume syringes Lots of capacity is available currently for lyophilized products Additional capacity in class 100,000 and class 100 space Experienced Mfg., QualityTeams Good synergy with QLT PMF facility for future scale-up of existing topical and sterile products products products products products products products products products products products products products

Transaction Drivers Brings multiple revenue streams and broadens pipeline; reduces risk associated with being a single-product company Flexible platform technologies with potential for pipeline expansion through internal development and external strategic partnerships Products Pipeline Platform Operations Financial Strong therapeutic fit and complementary skills and assets Operational expansion bringing together strong manufacturing and formulation capabilities Broad reaching deal with an attractive financial profile (accretive in 2006)

Transaction Summary Structure: Pro Forma Diluted Ownership: Consideration: Board Rep: QLT to acquire 100% Atrix shares One QLT share for each Atrix share +$14.61 cash 40% of deal value to be paid in cash Atrix appoints 2 nominees, including Atrix CEO, to expanded 10 person QLT Board Atrix CEO will be Non-Executive Vice Chairman of QLT Board for 3 mos. post-closing to assist in integration Required Approvals: Q4, 2004 Price: Tax Treatment: Tax-free to extent of stock consideration 77% QLT Shareholders 23% Atrix Shareholders Expected Closing: FTC clearance received S4 filed (following first round SEC comments) Shareholder vote Q4

2004 QLT Revenues Stand Alone QLT/Atrix Revenues Combined Company 2008 Atrisone Atrigel Partnerships Eligard Combined Revenue Projections Derm Program Visudyne Visudyne = 100% Visudyne = 60% Other = 40% Atrix's products could contribute significantly to QLT revenues - contributing up to 40% of revenues for the combined company by 2008

QLT / Atrix Transaction Impact Positive impact to earnings over time given growth profile Modestly dilutive to 2005 cash EPS and accretive in 2006, excluding amortization of acquisition intangibles Target long-term cash EPS compound annual growth rate 20%-25% Key Considerations QLT EPS based on if-converted method Atrix EPS based on fully-taxed book earnings 2006E target pro forma Gross R&D spend of approximately $75-$85M and Net R&D (net of partner funding) of approximately $60-$70M based on prioritization of pipeline projects Pro Forma cash balance of over $300Million net of cash estimated to be used in the transaction

QLT / Atrix Upcoming Key Milestones Atrisone NDA filing Q3 VIO Phase III 12 month data Q4 Mutual Recognition Approval for Eligard in EU Q4 QLT0074 BPH/Androgenic Alopecia Ph I/II results Q4 Shareholder Vote / Deal Closing Q4 Generic Topicals continued filing and approvals Q4 and 1H'05 Eligard 6-month Approval Q1'05 Atrisone for acne Approval 2h'05